UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre
38 Gloucester Road, Wanchai
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other Information

Attached hereto as Exhibit 99.1 are the unaudited condensed consolidated financial statements of Luda Technology Group Limited (“Luda” or the “Company”) as of June 30, 2025 and for the six months ended June 30, 2025 and 2024; and attached hereto as Exhibit 99.2 is the management’s discussion and analysis of financial condition and results of operations of the Company.

Exhibits

Exhibit No	Description

99.1	Luda’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024.
99.2	Luda’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

By:	/s/ Ma Biu
Name:	Ma Biu
Title:	Chief Executive Officer

Date: December 19, 2025

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